UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
AMENDMENT NO. 4
UNDER THE SECURITIES EXCHANGE ACT OF 1934

N-Viro International Corporation
Name of Issuer

Common Shares, without par value
Title of Class of Securities

62944W207
CUSIP Number

J. Patrick Nicholson
N-Viro Energy Systems, Inc.
2306 Birch Run Court
Toledo, Ohio 43560
419-829-3555

               Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications

                                 With copies to:
                               Jery E. Barton, Esq.
                               Niehaus & Associates, Ltd.
                             5470 Main Street, Suite 300
                               Sylvania, Ohio 43560
                                 419 517-7000

                                July 21, 2006
             Date of Event which Requires Filing of this Statement

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1e, 240.13d-1f or 240.13d-
1g, check the following box. [ ]


     The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     Exhibit Index for this filing is located on page 9

CUSIP No.  62944W207




                   1. Name of Reporting Person

                      J. Patrick Nicholson
		       N-Viro Energy Systems, Inc. FEIN 34-1117429


                   2. Check the Appropriate Box if a Member of a Group

                      a   [ ]
                      b   [ ]

                   3. SEC Use Only


                   4. Source of Funds
                      N/A

                   5. Check if Disclosure of Legal
Proceedings Is Required Pursuant to Items 2d or 2e
[ ]

                   6. Citizenship or Place of Organization

			J. Patrick Nicholson  United States
			N-Viro Energy Systems, Inc.  Ohio

Number of          7. J. Patrick Nicholson  391,695   10.6%
Shares Bene-
ficially by        8.    Shared Voting Power    0 Shares
Owned by Each
Reporting          9.    Sole Dispositive Power  391,695
shares
Person With
                  10.    Shared Dispositive Power         0 shares

                  11. Aggregate Amount Beneficially Owned
by Each Reporting Person   391,695 shares, of which 2,307
are owned by J. Patrick Nicholson, 271,888 shares are owned by N-Viro Energy Systems, Inc., 50,000 are owned jointly by Mr. Nicholson and 3 of his sons, Michael G. Nicholson, Timothy
J. Nicholson, and Robert F. Nicholson. Also included are 67,500 shares issuable upon exercise of options held by
J. Patrick Nicholson, which are currently exercisable at prices ranging from $1.50 to $5.00 per share. J. Patrick Nicholson is the controlling shareholder of N-Viro Energy Systems, Inc., which has dispositive power over 271,888 shares.

                  12. Check if the Aggregate Amount in Row
11 Excludes Certain Shares Not Applicable.

                  13. Percent of class represented by amount in Row 11:
10.6%

                   14. Type of Reporting Person See Instructions  IN, CO

2
ITEM 1.     SECURITY AND ISSUER


The class of equity securities to which this Statement relates is the Common Stock of N-Viro International Corporation, a Delaware corporation the ?Issuer.? The Issuer's principal executive office address is: 3450 W. Central Avenue, Toledo, Ohio 43606.

ITEM 2.     IDENTITY AND BACKGROUND

            a   J. Patrick Nicholson, N-Viro Energy Systems, Inc.

            b   both at:  2306 Birch Run Court, Sylvania, Ohio 43560

            c   J. Patrick Nicholson is retired and
previously served as the Chairman of the Board and CEO of the Issuer. N-Viro Energy Systems, Inc. was formerly the general partner of N-Viro Energy Systems, Limited, a limited partnership that was terminated as of December 31, 2001, and was one of the predecessor entities that combined to form N-Viro International Corporation
(the Issuer) in October 1993.

            d-e   During the last five years, neither J.
Patrick Nicholson nor N-Viro Energy Systems, Inc. have been i convicted in a criminal proceeding excluding traffic violations or similar misdemeanors or ii a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            f.  J. Patrick Nicholson--United States;
181:     N-Viro Energy Systems, Inc. Ohio.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION


J. Patrick Nicholson was a founder of the Issuer and acquired a material portion of his current interest in the Issuer in its initial public offering on October 12, 1993.

ITEM 4.     PURPOSE OF TRANSACTION

J. Patrick Nicholson has previously stated his intentions to correct Perceived and suspected wrongdoing and mismanagement at the Issuer. In furtherance of these, intentions,
J. Patrick Nicholson has filed a lawsuit against the Issuer and certain of its directors and another individual in the Federal District Court for Northern Ohio, Western
Division (Toledo). The complaint so filed is attached hereto as Exhibit B. Other than the prosecution of the pending arbitration and lawsuit as described in Exhibit B,
J. Patrick Nicholson has no present plan or proposal which relates to or would result in any of the items listed in subparagraphs a through j of the General

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            a     J. Patrick Nicholson beneficially owns
271,888 shares of Common Stock, or 10.6% of the outstanding shares of Common Stock of the Issuer.

                  J. Patrick Nicholson claims to own one
share of the Issuer's Series A Redeemable Preferred Stock, par value $.01 per share, the Preferred Stock representing 100% of the outstanding shares of Preferred
Stock. There exists a dispute about whether or not the Preferred Stock was properly redeemed by the Issuer.

            b     J. Patrick Nicholson has the sole
power to direct the disposition and voting of all shares indicated in a above,except for 67,500 shares which are currently subject to options. Until the exercise of such options, Mr. Nicholson cannot direct the voting or disposition of such shares.

            c     Transactions conducted by J. Patrick
Nicholson since the filing of Amendment No. 3 to this Form
13D are as follows:

                       Transaction Type           Date
Amount        Price Per Share      How Effected
---------         ------           -----------  ----------

                             Sale               06/13/05
3,947             $1.75                Broker
                             Sale               06/14/05
6,600            $1.773                Broker
                             Sale               06/15/05
3,400            $1.809                Broker
                             Sale               06/16/05
4,000            $1.863                Broker
                             Sale               06/17/05
3,500             $1.95                Broker
                             Sale               06/20/05
3,500             $1.986               Broker
                             Sale               06/21/05
1,250             $2.05                Broker
                             Sale               06/21/05
1,000             $2.02                Broker
                             Sale               06/22/05
1,000             $1.90                Broker
                             Sale               06/22/05
750               $1.95                Broker
                             Sale               06/23/05
1,500             $1.76                Broker
                             Sale               06/27/05
1,500             $1.80                Broker
                             Sale               06/28/05
2,000             $1.90                Broker
                             Sale               07/01/05
2,000             $1.75                Broker
                             Sale               07/11/05
127               $1.75                Broker
                             Sale               07/19/05
500               $1.75                Broker
                             Sale               07/20/05
1,500             $1.75                Broker
                             Sale               07/20/05
873               $1.80                Broker
                             Sale               07/21/05
400               $1.90                Broker
                             Sale               07/21/05
1,017             $1.85                Broker
                             Sale               07/21/05
500               $1.86                Broker
                             Sale               07/21/05
83                $1.90                Broker
                             Sale               07/22/05
3,000             $1.90                Broker
                             Sale               09/16/05
500              $2.15                 Broker
                             Sale               09/19/05
2,307            $2.10                 Broker
                             Sale               09/19/05
1,000            $2.15                 Broker
                             Sale               09/20/05
1,000            $2.22                 Broker
                             Sale               09/20/05
1,000            $2.25                 Broker
                             Sale               09/21/05
1,500            $2.15                 Broker
                             Sale               09/23/05
4,000            $2.20                 Broker
                             Sale               09/23/05
1,500            $2.10                 Broker
                             Sale               09/23/05
1,000            $2.17                 Broker
                             Sale               09/23/05
500              $2.20                 Broker
                             Sale               09/23/05
1,000            $2.21                 Broker
                             Sale               09/28/05
500              $2.05                 Broker
                             Sale               10/03/05
1,500            $1.75                 Broker
                             Sale               10/03/05
500              $1.90                 Broker
                             Sale               10/04/05
1,000            $1.80                 Broker
                             Sale               10/05/05
1,000            $1.80                 Broker
                             Sale               10/05/05
1,000            $1.80                 Broker

                             Sale               01/19/06
1,500             $1.40                Broker
                             Sale               01/20/06
500               $1.40                Broker
                             Sale               01/23/06
2,000             $1.51                Broker
                             Sale               01/31/06
2,000             $1.40                Broker
                             Sale               02/01/06
3,000             $1.50                Broker
                             Sale               02/01/06
2,000             $1.65                Broker
                             Sale               02/02/06
5,000             $1.70                Broker
                             Sale               02/03/06
5,000             $1.55                Broker
                             Sale               02/07/06
5,000             $1.45                Broker
                             Sale               02/24/06
2,000             $1.50                Broker
                             Sale               02/27/06
500               $1.50                Broker
                             Sale               03/02/06
2,000             $1.50                Broker
                             Sale               03/03/06
1,500             $1.50                Broker
                             Sale               03/14/06
1,700             $1.50                Broker
                             Sale               03/15/06
2,000             $1.50                Broker
                             Sale               03/20/06
1,000             $1.50                Broker
                             Sale               05/08/06
824               $1.15                Broker
                             Sale               05/08/06
1,176             $1.15                Broker
                             Sale               05/11/06
1,000             $1.10                Broker
                             Sale               05/16/06
2,000             $1.03                Broker
                             Sale               05/17/06
2,000             $ .95                Broker





Transactions Conducted by N-Viro Energy Systems, Inc.
since the filing of Amendment No. 3 to this Schedule 13D
are as follows:
7
CUSIP No.  62944W207


                       Transaction Type           Date
Amount        Price Per Share      How Effected

                             Sale               09/16/05
500              $2.15                 Broker
                             Sale               09/19/05
2,307            $2.10                 Broker
                             Sale               09/19/05
1,000            $2.15                 Broker
                             Sale               09/20/05
1,000            $2.22                 Broker
                             Sale               09/20/05
1,000            $2.25                 Broker
                             Sale               09/21/05
1,500            $2.15                 Broker
                             Sale               09/23/05
4,000            $2.20                 Broker
                             Sale               09/23/05
1,500            $2.10                 Broker
                             Sale               09/23/05
1,000            $2.17                 Broker
                             Sale               09/23/05
500              $2.20                 Broker
                             Sale               09/23/05
1,000            $2.21                 Broker
                             Sale               09/28/05
500              $2.05                 Broker
                             Sale               10/03/05
1,500            $1.75                 Broker
                             Sale               10/03/05
500              $1.90                 Broker
                             Sale               10/04/05
1,000            $1.80                 Broker
                             Sale               10/05/05
1,000            $1.80                 Broker
                             Sale               10/05/05
1,000            $1.80                 Broker
                             Sale               03/20/06
2,000            $1.40                Broker
                             Sale               03/21/06
500              $1.50                Broker
                             Sale               03/22/06
500              $1.40                Broker
                             Sale               04/05/06
1,500            $1.11                Broker

                             Sale               04/05/06
500              $1.15                Broker
                             Sale               04/06/06
1,500            $1.15                Broker
                             Sale               04/06/06
500              $1.10                Broker
                             Sale               04/07/06
1,900            $1.10                Broker
                             Sale               04/17/06
1,000            $1.10                Broker
                             Sale               04/18/06
500              $1.10                Broker
                             Sale               06/02/06
1,400            $ .90                Broker
                             Sale               06/09/06
2,000            $ .90                Broker


362:

d-e   Not applicable.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As previously reported by the Issuer, J. Patrick Nicholson has filed a Demand for Arbitration related to his former employment, former consulting position with the Issuer, and status as the holder of Preferred Stock.
The parties are presently in the discovery phase of this arbitration pursuant to the rules of the American Arbitration Association. Also as previously reported by the Issuer, J. Patrick Nicholson has filed an action in the Delaware Court of Chancery seeking to obtain certain documents and information from the Issuer pursuant to Section 220 of the Delaware
General Corporation Act. This action has been stayed through the informal agreement of the parties, pending the outcome of the discovery phase of the above-referenced arbitration, as there is some overlap in the information sought. J. Patrick Nicholson has filed an action against the Issuer and certain of its directors and another individual in the U.S. District Court for the Northern District of Ohio, Western Division (Toledo).
This lawsuit asserts that certain directors and other parties, among many other allegations, violated securities laws by conducting transactions that caused a shift in effective operating control of the Issuer without proper disclosure of their motives, and, further, caused dilution in the equity of the Issuer through improper issuance of warrants, and, further, attempted to improperly transfer key assets of the Issuer. The complaint attached asserts claims for negligent and reckless conduct of certain directors and includes allegations of fraud and conspiracy involving certain directors and other parties.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

	Index to Exhibits appears as next page; there are 3 exhibits attached.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	/s/ J. Patrick Nicholson by Jery E. Barton, his
attorney-in-fact
Date:     August 9, 2006

	J. Patrick Nicholson, for himself and as President of N-Viro Energy Systems, Inc.

Name/Title:   J. Patrick Nicholson, individually
	        J. Patrick Nicholson, President, N-Viro Energy
              Systems, Inc.



Exhibit Index to Form 13D/A
Filed by J. Patrick Nicholson on August 10, 2006


Exhibit
422:    Title of Exhibit
Incorporated
on Page #
Page #

8
A
Consent to Joint
Filing


9
B
COMPLAINT
UNITED STATES DISTRICT COURT NORTHERN DISTRICT OF OHO
WESTERN DIVISION

J. Patrick Nicholson
and
N-Viro Energy Systems, Inc.

-vs-

N-Viro International Corporation
and
Other individuals and business entities














EXHIBIT A

CONSENT TO JOINT FILING


	J. PATRICK NICHOLSON AND N-VIRO ENERGY SYSTEMS, INC.
HEREBY CONSENT TO THE JOINT FILIING OF THEIR INFORMATION
WITH THE U.S. SECURITES AND EXCHANGE COMMISSION.

/S/ J. PATRICK NICHOLSON BY JERY E. BARTON, HIS ATTORNEY-
IN-FACT (Power of Attorney previously filed with Commission and incorporated herein by reference)


J. PATRICK NICHOLSON

N-VIRO ENERGY SYSTEMS, INC.

/S/ J.PATRICK NICHOLSON, PRESIDENT, BY JERY E. BARTON, HIS
ATTORNEY-IN-FACT

BY:






11




EXHIBIT B
COMPLAINT




UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF OHIO
WESTERN DIVISION


J. Patrick Nicholson
2306 Birch Run
Sylvania, Ohio  43560

and

N-Viro Energy Systems, Inc.
2306 Birch Run
Sylvania, Ohio  43560


	Plaintiffs,

-vs.-

N-Viro International Corporation
3450 West Central Avenue ? Suite 328
Toledo, Ohio 43606

and

Daniel J. Haslinger
1272 Grassy Lane
Rossford, Ohio 43460

and

Phillip Levin
3103 Camden Drive
Troy, Michigan 48084

and

R. Francis DiPrete
Scituate, Rhode Island 02857

and


Terry J. Logan
1295 Charles Drive
Manning, South Carolina 29102

and

Ophir Holdings
82 Pitman Street
Providence, Rhode Island 02906
and

Strategic Asset Management, Inc.
25 New Britain Avenue
Unionville, CT 06085

and

Robert A. Cooke
75 Secluded Drive
Narragansett, Rhode Island 02882

and

Cooke Family Trust
75 Secluded Drive
Narragansett, Rhode Island 02882


	Defendants.



Case No.

Judge:



COMPLAINT WITH JURY DEMAND


* * * * * * * * * * * *

	Plaintiffs, by and through counsel, make the allegations contained herein, upon information and belief, inter alia, upon review and analysis of documents filed with the Securities and Exchange
Commission (S.E.C.), and upon
the investigation conducted by and through Plaintiffs? counsel. Plaintiffs believe that further substantial evidentiary support will exist for the allegations set forth below after a reasonable opportunity for discovery.

Introduction
1. This Complaint arises out of Defendants? actions, which, in a series of events caused or participated in by
Defendants as described herein, have attempted to increase Defendants' ownership of the common stock of N-Viro
International Corporation (?the Company?), and to dilute the ownership in the Company of Plaintiffs and others.

2. The actions began in the summer of 2002 at a meeting in Toledo, Ohio arranged by
Defendant Logan.  Logan
invited Richard Bernardi, a convicted felon believed to be associated with organized crime, to meet with Logan and Plaintiff Nicholson. At this meeting, Bernardi stated his intention to control the
Company's N-Viro technology on
the East Coast of the United States. After this meeting Plaintiff Nicholson received threatening telephone calls from
Bernardi stating his existing association with certain Defendants and demanding that
Plaintiffs sell their shares in the
Company to Bernardi. Immediately after Plaintiff Nicholson refused such demands, two events occurred: the
Company came under a litigation attack from SAMI, a company controlled by Defendant
Cooke, and there was
unexplained trading volume in the Company's common stock. Plaintiff Nicholson reported these events to the
Company's outside general counsel and later to the Federal Bureau of Investigation.
The actions complained of
further include attempts by certain Defendants to remove certain key assets from the
Company to the detriment of
Plaintiff's interests.

3. This Complaint also arises out of Defendants? failure to comply with and disregard for the applicable Federal and
State laws and regulations controlling the information given to the public in connection with corporate transactions of a corporation registered with the S.E.C. pursuant to the Securities Exchange Act of
1934 (?1934 Act?) 15 USCA
?78.j(b) relating to the manipulation of the common stock of the Company, in connection with a private placement thereof (the ?Private Placement?) and through subsequent activities. The manipulation complained of involved, inter alia, the selection and hiring of Defendant, Ophir Holdings, Inc. (?Ophir?), an investment banking firm affiliated with certain Defendants of the Company for the undisclosed purpose of diluting the common stock of the Company and changing the effective operating control of the Company to Defendant
Robert A. Cooke (?Cooke?)
and his affiliates and associates (the ?Cooke Group?). The activities complained of in connection with the Private
Placement primarily took place beginning in October 2003 and have continued to the present (the ?Dilutive
Period?).

4. During the Dilutive Period, the individual Defendants failed to follow the applicable laws related to the Private
Placement and violated the fiduciary duties of due care and loyalty to the Company all for the purpose of diluting the interests of Plaintiffs and increasing the interests of the Cooke Group, as follows:

(a)	The identity of Ophir as an affiliate of Defendants R. Francis DiPrete
(?DiPrete?) and Cooke as the term
"affiliate" is defined the Securities Act of 1933 (the ?1933 Act?) Regulation D, Rule,
501(b) at the time the selection
of Ophir was made was not properly disclosed to all relevant parties, and further, qualified shareholders of the
Company including Plaintiffs were not given an opportunity to participate in the
Private Placement at the price and
upon the terms ultimately agreed upon by the Company and consummated in transactions with members of the
Cooke Group;

(b)	Throughout the Dilutive Period, Defendants, in breach of their fiduciary
duties, participated in a plan
through which the Company's common stock and warrants to purchase the Company?s common stock were issued to parties as compensation for the performance of stock promotion services on behalf of the Company. The recipients of such common stock and warrants are not qualified by expertise or experience to perform such services; and the purpose of the issuance of such common stock and warrants was in fact to dilute the interests of Plaintiffs and concentrate ownership of the Company in the hands of the Cooke Group. Accordingly, the payment of warrants to such parties was improper and dilutive of Plaintiffs? interests in the Company, and damaging to Plaintiffs.

(c)	During the Dilutive Period, the Defendants ignored and thus breached their
fiduciary responsibilities for the
management and policies of the Company by selecting, recruiting and electing Defendant, Daniel J. Haslinger
(?Haslinger?) as Chief Executive Officer, a position for which he was not suitably experienced or qualified and by reason of which the Company has suffered substantial and continuing harm. Defendant
Haslinger was elected Chief
Executive Officer in furtherance of Defendants' objectives to dilute the interests of
Plaintiffs, increase the ownership
interest and degree of effective control over the Company by the Cooke Group and potentially obtain assets of the
Company at less than fair value to shareholders including Plaintiffs.

(d)	During the Dilutive Period, Defendants ignored and thus breached their fiduciary responsibilities for the
management and policies of the Company by failing to exercise the Company?s contractual authority over the
Florida N-Viro partnership with VFL Technology Corporation, a Pennsylvania corporation, thus wasting a key financial opportunity of the Company;

(e)	Throughout the Dilutive Period, Defendants ignored and thus breached their
fiduciary responsibilities for
the management and policies of the Company by failing to make any substantive effort to exploit important patented intellectual property (the ?Energy Patents?) believed to be the most important assets to the financial future of the Company. Moreover, during the Dilutive Period, in spite of substantial grants received by the Company from the U.S. Department of Agriculture, no new patents were developed and assigned to the
Company and reporting on
actions and research was negligible;

(f)	Throughout the Dilutive Period, Defendants ignored and thus breached their
fiduciary responsibilities for
the management and policies of the Company by failing to oversee and manage a proposed acquisition of Unified
Environmental Services Group, LLC, a Delaware limited liability company, by Defendants
Haslinger and Terry J.
Logan (?Logan?), which acquisition is believed to have been not on behalf of the
Company.  This conduct by
Haslinger and Logan is believed either to have been an unauthorized usurpation of a corporate opportunity to the detriment and damage of Plaintiffs' interest in the Company, or, in the alternative, a step in furtherance of
Defendants' plan to dilute the ownership interests of Plaintiffs and increase the ownership interest of Defendants. In conducting this plan, Haslinger falsely identified a prominent Toledo area businessman as his investor partner and the financial backer of this acquisition, and it is believed that Haslinger and
Logan?s hidden investor partner may
have been Richard Bernardi, a convicted felon long associated with organized crime and
East coast sludge
management contracts. The hidden investor may also be associated with Mr. Haslinger?s
Filipino N-Viro business
entity.

(g)	Throughout the Dilutive Period, Defendants ignored and thus breached their
fiduciary responsibilities for
the management and policies of the Company by conducting a negotiation with Plaintiff
Nicholson designed and
intended to separate Plaintiff Nicholson from his then role as a consultant to, and director of, the Company, while, unknown to most members of the Board of Directors of the Company, Defendants Haslinger and Logan were attempting to acquire Unified Environmental Services Group, LLC as described in subsection (f) above. The significance of the secrecy surrounding the attempted acquisition of Unified Environmental Services Group LLC is that Plaintiff Nicholson, as a director, had been unalterably opposed to the Company becoming a "captive"--under the control or influence of a single contractor who would have licensed the Company's technology to itself and allowed the Company to lose its independence as a supplier of technology to the entire industry. It is believed that the Unified Environmental Services Group acquisition would have had this result;
accordingly, the directors were
not informed during the negotiations to remove Plaintiff Nicholson from the Company.

(h)	Prior to the Dilutive Period, there exists significant evidence that at least
three N-Viro directors (i.e.,
Defendants Logan, Haslinger and DiPrete) conspired with Defendant SAMI to breach
Plaintiff Nicholson?s
Employment and Consulting Services contracts and to effect a change of operating control of the Company. This conspiracy is believed by Plaintiffs to have included improper communication of advance knowledge and assistance in the filing of Defendant SAMI?s derivative lawsuit against the Company, filed in the
Court of Chancery, State of
Delaware on December 22, 2003, (the ?Delaware Derivative Litigation?).

(i)	In 2003, Logan and Haslinger attempted to buy stock options to purchase the
Company?s stock from
WorldTech (later named Strategic Asset Management Inc.--a Defendant) without advising the Company?s Board of
Directors;

(j)	During the Dilutive Period, Defendants ignored and thus breached their fiduciary responsibilities for the
management and policies of the Company by failing to oversee and manage for the benefit of the Company a negotiation of the renewal of the Company?s critical contract with the City of Toledo,
Ohio (the ?City?) conducted
by Defendant Phillip Levin (?Levin?). The result of the negotiation in question is that the Company lost over
$500,000 in gross profit per year during a period when Defendant Levin was conflicted in his interests as between the Company?s interests and his participation as a principal in a real estate development requiring the participation and approval of the City.

(k)	Defendant SAMI in its public filing against the Company published a false
statement that Plaintiff
Nicholson, with the support of the Company?s Board of Directors, had engaged in criminal wrongdoing. This charge directly and negatively impacted the Company?s negotiations with the City of
Toledo, and was not
investigated by Defendants who were directors.

(l)	DiPrete and his counsel Richard Fox conducted an unauthorized meeting with City
of Toledo officials,
which harmed the Company?s credibility in its critical relationship. Defendants who were directors neglected their duties by failing to prevent or properly manage this meeting which was damaging to the
Company, and accordingly,
to Plaintiff's interests.

(m)	Before and during the Dilutive Period, Defendants ignored and thus breached
their fiduciary
responsibilities for the management and policies of the Company by failing to oversee specific events of insider trading activity in the fourth quarter of 2002 and first quarter of 2004, in violation of section 16(b) of the Exchange
Act of which Defendants were aware. Specifically, in the winter of 2004, SAMI
(controlled by Cooke) liquidated its
ownership position in the Company through transferring Company shares to other members of the Cooke Group. At the same time Ophir (controlled by Cooke) was purchasing $750,000 in shares of the
Company's common stock and
warrants to purchase the common stock of the Company through the Private Placement complained of herein. Had the truth behind this manipulation, and the motives therefor and most probable consequences thereof been disclosed and been available to Plaintiffs, Plaintiffs would have taken appropriate measures to protect their interests during this period. Plaintiff's relied upon public disclosures which did not communicate the true motives of Defendants and, accordingly, resulting shift in control of the Company which was greatly adverse to Plaintiffs' interests.
Defendants could have caused such activity to be stopped, and could have reported such activity to the S.E.C. for proper investigation.

(n)	During the Dilutive Period, Defendants ignored and thus breached their fiduciary responsibilities for the
management and policies of the Company by failing to oversee the proper accounting for expenses of certain officers, in particular of Haslinger, resulting in inadequate internal audit procedures, the disregarding of an Audit
Committee report made to the Board of Directors, the subsequent re-aligning of the
Audit Committee to cover up
such report, and probable conversion of  Company funds to improper uses.

(o)	Both before and during the Dilutive Period, events occurred indicating that
that RICO racketeering
conspiracy laws may have been violated and attempted to be violated with resulting damages incurred by Plaintiffs.
In 2005, Director and then Chief Executive Officer Haslinger communicated a death threat made by a third party against the life of Michael G. Nicholson, who is Plaintiff's Nicholson's son and an executive officer and director of the Company, to staff members of the Company. The Defendants who were directors were made aware of this threat and neglected their duty to undertake a serious and thorough investigation thereof. Plaintiff's views the communication of a death threat by the Chief Executive Officer of a public company, under the circumstances in which it occurred as an illegal attempt to harass and intimidate Plaintiffs' in connection with the subject matters of this compliant. The actionable character of this conduct is aggravated by the threats received by Plaintiff Nicholson in 2002 as described herein.

(p)	During the Dilutive Period Defendants Levin, Logan and Haslinger
overtly
attempted to improperly
transfer the Company?s contract with the City of Toledo, Ohio, a key Company asset, to a business entity owned by a few Company directors to the detriment of Plaintiffs and other Company stockholders.
This activity constituted
either an attempted usurpation of a corporate opportunity, or a shifting of assets in a manner that reduced Plaintiffs' interests and increased the interests of Defendants.

(q)	During the Dilutive Period Defendants overtly attempted to improperly transfer
the Company?s new,
uncommercialized technology to a subsidiary of the Company formed for the undisclosed purpose of selling off such subsidiary and the technology at less than a fair price to the detriment of Plaintiffs and other stockholders.

(r)	During the Dilutive Period the Company terminated Timothy J. Nicholson and Mark
Nusser, two of its
three salespersons, to the certain detriment of its revenue and profit development efforts. Although the Company claims that such terminations were for the purpose of reducing expenses, at the same time, the Company was paying substantial fees for nonexistent or ineffective stock promotion services to members of the Cooke Group. The actions characterized as cost cutting are believed by Plaintiffs to be part of an improper plan to debilitate the
Company to the point of insolvency, so that insiders, including Defendants, could purchase its technology assets at a ?fire sale??less than fair value to the detriment of Plaintiffs' interests.

(s)	During the Dilutive Period, Defendants ignored and thus breached their fiduciary responsibilities for the
management and policies of the Company by failing to oversee operations, thus causing the loss of services of all of the Company?s key operating management to the detriment of its licensees and its key customer, the City of Toledo.

(t)	During the Dilutive Period due to a Company policy of neglecting its research,
development and testing,
Bio-Check Laboratories, the Company?s research and quality assurance lab, went out of business. This neglect resulted in the Company?s current lack of an experienced quality control program or credible research, development and testing capabilities, all of which are necessary to meet the Company?s commitments to its licensees and any logical growth objectives.

Jurisdiction and Venue

5. The claims asserted herein arose under and pursuant to Section 10(b) of the
Exchange Act (15 U.S.C.  78j(b)) and
Rule 10b-5 promulgated thereunder by the S.E.C. (17 C.F.R. ?240.10b-5)).

6. This Court has jurisdiction over the subject matter of this action pursuant to ?27 of the Securities Exchange Act of 1934 (the ?Exchange Act?).

7. Venue is proper in this District pursuant to ?27 of the Exchange Act. All of the acts and transactions constituting the violations of the law alleged herein, including the failure to comply with federal and state laws and regulations have occurred in this District. In connection with the acts in this Complaint,
Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the mails and interstate telephone communication. In addition, the principal office of Defendant, N-Viro
International Corporation, is
situated in this District and certain individual Defendants reside in this District.

The Parties

8. Plaintiff, J. Patrick Nicholson, is an individual and owns shares of the common stock of the Company.

9. Plaintiff, N-Viro Energy Systems, Inc. is an Ohio corporation and owns shares of the common stock of the
Company.

10. Defendant, N-Viro International Corporation was incorporated under the laws of the
State of Delaware on April
29, 1993, and was registered with the S.E.C. under the Exchange Act as a reporting company in October, 1993. The principal office of the Company is located at 3450 W. Central Avenue, Suite 328,
Toledo, OH 43606.  Pursuant to
information filed with the S.E.C. by Defendants, the Company has 3,703,059 common shares issued and outstanding as of May 5, 2006. Such shares are traded in the Over the Counter Bulletin Board system and the market price as of June 27, 2006 is $0.63 per share.

11. Defendant, Daniel J. Haslinger (?Haslinger?), was during the relevant times a
Director of the Company and for
the period January 1, 2005 through February 14, 2006 President, Chief
Executive
Officer, of the Company.
Haslinger signed all documents filed with the S.E.C. during the period while he was
President and Chief Executive
Officer (hereinafter collectively referred to as the ?S.E.C. documents? unless particular documents are specifically identified herein).

12. Defendant, Phillip Levin (?Levin?), is, and at all relevant times, was the
Chairman of the Board of Directors of
the Company, and for the period July through December, 2004, the President and Chief
Executive Officer of the
Company. Levin, as a Director, voted in favor of the actions complained of herein.
Levin participated in many of
the transactions complained of herein.  Levin signed the S.E.C. documents.

13. Defendant, R. Francis Diprete (?Diprete?), was at all times relevant a Director of the Company. DiPrete voted in favor of may of the actions complained of herein, and actively participated in certain of the transactions complained of herein.

14. Defendant Terry J. Logan (?Logan?), was the President and Chief Executive Officer of the Company during the period May, 2002 to April 2004, and was at all times relevant a Director of the
Company.  Logan voted in favor of
many of the actions complained of herein and actively participated in certain of the transactions complained of herein. Logan signed the S.E.C. documents.

15. Defendant, Ophir Holdings, Inc. (?Ophir?) is a Nevada corporation that contracted with the Company as an investment banking firm and participated in certain of the transactions complained of herein.

16. Defendant, Strategic Asset Management, Inc. ("SAMI") is an investment entity controlled by Cooke, and a purported financial public relations firm in the employ of the Company. Defendant
DiPrete is a former President
and member of SAMI's Board of Directors.

17. Defendant, Robert A. Cooke (?Cooke?) is an individual who, when aggregated with his affiliates and associates, became the controlling shareholder of the Company as the result of certain of the transactions complained of herein.

18. Defendant, Cooke Family Trust is a trust vehicle which has surreptitiously acted in concert with other
Defendants to purchase shares of the Company?s common stock in furtherance of Defendant?s undisclosed plans and actions to effect a change in control of the Company.

Substantive Allegations

The Private Placement and Other Dilutive Actions

19. During the Dilutive Period, the individual Defendants were actively responsible in the offering, solicitation, marketing and selling of the Company?s securities through the Private Placement.

The Violation of Securities Laws

20. Defendants violated Section 10 of the 1934 Act by their actions as alleged in the foregoing paragraphs.

The Scheme

21. During the Private Placement, Defendants intentionally took and/or recklessly took the following actions in concert in furtherance of their improper objectives::

(a) Disseminated false and misleading materials to shareholders and made false and misleading statements to the public in an attempt to conceal that the true motive and consequence of the Private
Placement was to aggregate
ownership under the control of the Cooke Group.

(b) Made false and misleading statements to shareholders about the reasons for the renegotiation of the purchase price that took place during the Private Placement, thus concealing the true motive and consequences of the Private
Placement.

FIRST CAUSE OF ACTION
(Violation of Section 10(b)(5) of the 1934 Act Against all Defendants)

22. Plaintiffs repeat and re-allege each and every allegation set forth in the foregoing paragraphs.

23. Defendants issued, caused to be issued, or participated in the issuance of, the
Annual Report of the Company on
Form 10-KSB for the year ended 12/31/04; Quarterly Reports of the Company on Forms 10-
QSB (the ?S.E.C.
Filings?) for the quarters ended 3/31/04, 6/30/04, and 9/30/04 which documents omitted to disclose material facts necessary to make the statements made, in light of circumstances in which they were made, not misleading; to-wit the true motive of the Private Placement was omitted, that being the transfer of a highly-dilutive number of shares of the Company?s common stock to the control of the Cooke Group, thereby radically reducing the value of Plaintiffs?
holdings in the Company. Further, during the Dilutive Period, the market price of the
Company?s common stock
has dropped from approximately $3.00 per share at the beginning of the activity complained of herein, to about
$0.63 per share as of June 27, 2006. The stock dilution during this period exceeds
60% of the total shares issued and
outstanding.

24. All Defendants owed to the Company?s shareholders the duty to make a reasonable and diligent investigation to ensure that the statements contained in the S.E.C. Filings complied with the requirements of the 1934 Act, and all applicable rules and regulations of the 1934 Act.

25. By virtue of the foregoing, Plaintiffs sustained damages as a result of the wrongful acts of Defendants.

SECOND CAUSE OF ACTION
(For Violations of Section 10(b) of the Exchange Act
And Rule 10b-5 Against all Defendants)

26. Plaintiffs repeat and re-allege each of the allegations set forth in the foregoing paragraphs.

27. During the Dilutive Period, Defendants knowingly and/or recklessly participated in, or aided and abetted, a common course of conduct, as more fully set forth herein. The conduct included acts and practices which operated as a fraud and deceit upon Plaintiffs, as Defendants made various untrue statements of material fact, or by making statements which omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading to Plaintiffs. Pursuant thereto, Defendants caused the
Company to make false and misleading statements of material fact, and to omit to state material facts, to their stockholders and the investing public. Defendants had knowledge of these material misstatements and omissions or acted with reckless indifference to these material misstatements and omissions.

28. The individual and joint liability of each arises from the fact, among others, that each engaged in a common course of conduct to accomplish the commission of all or part of the unlawful conduct alleged herein.

29. Defendants were required to make only true and accurate statements and other public statements of the Company and to ensure that there was no omission to state material facts required to be stated in order to make the statements contained therein not misleading. Defendants knew or were reckless in failing to know of the misstatements and omissions contained in the Private Placement and other public statements as set forth above.

30. As a result of the above-described acts of Defendants, directly and indirectly, by use of the mails and means and instrumentalities of transportation and communication in interstate commerce, Defendants have violated ?10(b) of the Exchange Act and rule 10b-5 promulgated thereunder, in that they (a) employed devices, schemes and artifices to defraud; (b) made untrue statements of material facts or omitted to state material facts necessary in order to make the statements made in light of the circumstances in which they were made not misleading; or (c) engaged in acts, practices and a course of business which operated as a fraud or deceit upon Plaintiffs.

31. Plaintiffs at the time of the misrepresentations and omissions were ignorant of the falsity of these statements, and true motives and consequences of the Private Placement. In reliance upon the misrepresentations, Plaintiffs were unable to make properly informed investment decisions regarding ownership of the
Company?s common stock.  By
reason of the conduct alleged hereinabove, the Defendants violated ?10(b) of the
Exchange Act and Rule 10b-5.

THIRD CAUSE OF ACTION
(Common Law Fraud)

32. Plaintiffs repeat and re-allege each of the allegations set forth in the foregoing paragraphs.

33. Defendants had actual knowledge of the materially false and misleading statements and the material omissions set forth herein, and intended to deceive Plaintiffs or, in the alternative, acted with reckless disregard for the truth when Defendants failed or refused to disclose the true facts to Plaintiffs. Defendants recklessly disregarded the fact that these statements and omissions would cause Plaintiffs to make investment decisions regarding their ownership of the Company?s common stock manifestly against the best interests of Plaintiffs. As previously alleged,
Defendants fraudulently concealed the violations of the Federal and State securities laws through misrepresentations, omissions and concealment.

34. Plaintiffs relied upon the misstatements and omissions of Defendants regarding the
Private Placement.  If
Plaintiffs had known the true facts, they would have had an opportunity to make a fully informed investment decision as to whether or not to purchase shares of the common stock of the Company sufficient to maintain the status quo of operating control. The loss of such opportunity substantially reduced the value of Plaintiff's ownership interest in the Company.

35. Plaintiffs have been injured as a result of Defendants? fraudulent statements and omissions.

FOURTH CAUSE OF ACTION
(Breach of Fiduciary Duty)

36. Plaintiffs repeat and re-allege each of the allegations set forth in the foregoing paragraphs.

37. Pursuant to Delaware General Corporation Law ?141, the Defendants Levin, Logan,
Haslinger and DiPrete, who
were directors of the Company during the Dilutive Period owe a fiduciary duty to the
Company.

38. Through the actions outlined above, Defendants willfully, wantonly and/or recklessly violated and breached their fiduciary duty to the Company. As a result of the willful, wanton and/or reckless conduct of Defendants, as previously alleged herein, corporate assets have been wasted and Plaintiffs have been damaged.

PRAYER FOR RELIEF
	WHEREFORE, Plaintiffs pray for judgment as follows:

1. Awarding Plaintiffs monetary damages suffered as a result of the wrongs complained of herein, in an amount to be determined at trial, together with appropriate interest;

2. Awarding Plaintiffs the cost and disbursements of this action, including reasonable allowances of fees for
Plaintiffs? attorneys and experts and reimbursement of Plaintiffs? expenses;

3. Awarding Plaintiffs punitive damages; and,

4. Awarding such other relief as may be just and proper.


      Respectfully Submitted,


						 /s/ Thomas W. Palmer
						Thomas W. Palmer (0015861)
						John A. Borell, Jr. (0068716)
      Marshall & Melhorn, LLC
      Four SeaGate, 8th Floor
      Toledo, Ohio  43604
      Phone:  (419) 249-7100
      FAX:  (419) 249-7151
      palmer@marshall-melhorn.com
      borell@marshall-melhorn.com
      Counsel for Plaintiffs



JURY DEMAND
      Plaintiffs hereby demand a trial by jury of all issues in this matter.

      Respectfully Submitted,


						 /s/ Thomas W. Palmer
						Thomas W. Palmer (0015861)
						John A. Borell, Jr. (0068716)
      Marshall & Melhorn, LLC
      Four SeaGate, 8th Floor
      Toledo, Ohio  43604
      Phone:  (419) 249-7100
      FAX:  (419) 249-7151
      palmer@marshall-melhorn.com
      borell@marshall-melhorn.com
      Counsel for Plaintiffs